UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESOLUTIONS OF ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 20, 2006

Guadalajara, Jalisco, Mexico, April 21, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced the resolutions adopted at the Company’s annual shareholders’ meeting held on April 20, 2006.

The Company announced the following resolutions:

1 – Approval of the report of the Board of Directors of the Company’s year-end results for the period ended December 31, 2005 based on the report of the Statutory Auditor, in accordance with Article 172 of the Mexican Corporations Law.

2 – Approval of the financial statements of the Company and its subsidiaries, which reflect a net income of Ps. 658,811,674.11 (six hundred fifty-eight million eight hundred eleven thousand six hundred seventy-four pesos and eleven cents) at December 31, 2005.

3 – Application of the Company’s net income, which amounted to Ps. 658,811,674.11 for the period ended December 31, 2005, in the following manner:

i) The allocation of Ps. 32,940,583.71 (thirty-two million nine hundred forty thousand five hundred eighty-three pesos and seventy-one cents), representing 5% of the Company’s net income, to an increase in the Company’s legal reserve.

ii) The allocation of the remaining Ps. 625,871,090.40 (six hundred twenty-five million eight hundred seventy-one thousand ninety pesos and forty cents) to the Company’s retained earnings.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Lic. Rodrigo Guzmán Perera, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212	Tel: 212 406 3690
rguzmanp@aeropuertosgap.com.mx	gap@i-advize.com

iii) The declaration of a shareholder dividend distribution from the Company’s net income and retained earnings in the total amount of Ps. 724,449,934.29, or Ps. 1.2914 per share, payable in cash in Mexican Pesos.

This dividend will be paid to shareholders (i) beginning on May 8, 2006, through S.D. INDEVAL, S.A. DE C.V., Institución para el Depósito de Valores (“INDEVAL”), for holders of record of the Company’s Series “B” shares or (ii) by The Bank of New York beginning on May 15, 2006 for holders of record as of May 5, 2006 of American Depositary Receipts evidencing American Depositary Shares deposited at The Bank of New York, each representing 10 Series B shares of the Company.

Because the Company’s Series “BB” shareholders do not hold their shares through INDEVAL, the Company will pay dividends directly to these shareholders in proportion to their holdings, in accordance with applicable tax regulations.

4 – Notice of the shareholder dividend distribution will be published in Mexico’s Official Gazette and another daily newspaper with national circulation, indicating the aforementioned distribution information and notifying holders of the Series “B” shares that the dividend distribution will be available beginning May 8, 2006 through INDEVAL.

5 – The Company’s Nominations and Compensations Committee shall consist of two members and one alternate; one member and his or her alternate designated by the Series “BB” shareholders and one member designated by the Series “B” shareholders.

6 – The Series “B” shareholders designated Francisco Glennie y Graue to serve as a member of the Company’s Nominations and Compensation Committee. The Series “BB” shareholders designated Demetrio Ullastres Llorente to serve as a member of the Company’s Nominations and Compensation Committee and Carlos Laviada Ocejo to serve as his alternate.

7 - No shareholders or groups of shareholders were identified that hold 10% or more of the Company’s Series "B" shares and are entitled under Article 15 of the Company’s by-laws to designate a member of the Board of Directors.

8 – The Company’s Audit Committee consists of three members and the Company’s Nominations and Compensation Committee consists of two members and one alternate.

9 – The designation of Carlos del Río Carcaño, Rodrigo Guzmán Perera, Roberto Martínez Guerrero and Sergio Flores Ochoa as delegates in order that each of them is authorized, as necessary, to appear before any notary public to register the resolutions adopted at this shareholders’ meeting; to make any publications necessary to comply with the resolutions adopted at this shareholders’ meeting and with applicable laws and regulations; to present any required information to the Comisión Nacional Bancaria

GAP Press Release	Page 2 of 3

y de Valores, the Bolsa Mexicana de Valores, S.A. de C.V., INDEVAL or any other entity or institution; and to take any other actions that they consider necessary to give effect in their entirety to the resolutions adopted at this shareholders’ meeting.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GAP Press Release	Page 3 of 3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 21, 2006